EXHIBIT 23.2

Consent of Independent Auditors

We consent to the reference to our firm under the caption “Experts” in the Amendment No. 3 to the Registration Statement (Form S-3 No. 333-108626) and related Prospectus of Keane, Inc. for the registration of $150,000,000 of 2% Convertible Subordinated Debentures due 2013 and of 8,174,835 shares of its common stock issuable upon conversion of such debentures and to the incorporation by reference therein of our report dated February 10, 2003 (except for Note P, as to which the date is February 28, 2003), with respect to the consolidated financial statements of Keane, Inc. included in its Annual Report (Form 10-K) for the year ended December 31, 2002, filed with the Securities and Exchange Commission.

/s/    ERNST & YOUNG LLP

Boston, Massachusetts

December 5, 2003